EXHIBIT 99.1

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Immediate Report Regarding an Amendment to a Special Collective Agreement dated December 5,
 2006, Between the Company and the Workers' Organization and the New General Federation of
 Labor in Israel (Histadrut)

On December 19, 2010, the Board of Directors of the Company approved Amendment (No. 3) to the Special Collective Agreement dated December 5, 2006, between the Company and the Workers' Organization and the New General Federation of Labor (the "Collective Agreement"). The following are the principal points of the Amendment as were approved:

1.	Extension of the Collective Agreement until December 31, 2015 (the Company shall have an option of extending the Agreement until December 31, 2017).

2.
Extension of the retirement arrangements in accordance with the Collective Agreement until December 31, 2016, and the amendment of such arrangements. As part of such retirement arrangements, the Company may, at its discretion, terminate the employment of up to 245 permanent employees each year, between 2010 and 2016.

3.
Definition of a "new permanent employee" whose terms of employment are different from the terms of veteran permanent employees of the Company (pursuant to the Collective Agreement): the salary of such employee shall be based on the Company's salary policy in accordance with the then current salary offered in the market. Upon the termination of such employee's employment with the Company, he shall be entitled exclusively to the increased compensation track (based on seniority).

4.
The Workers' Organization's consent to a distribution which does not satisfy the requirements of the test regarding profit up to 3 billion New Israeli Shekels, shall [be granted] upon approval by the court, pursuant to Section 303 of the Companies Law, 5759-1999.

5.
The Company shall grant its employees, subject to approval of the General Meeting of Shareholders of the Company, for no consideration, 70,000,000 options exercisable into 70,000,000 shares par value NIS 1 per share, which represent approximately 2.61% of the issued capital of the Company (pre-issuance), at an exercise price of NIS 7.457, which shall be adjusted to changes in share capital and to dividend distributions. The cost value of the plan is about NIS 267 million.

To the extent that, for any reason, no options are granted to employees within 180 days of the execution of the Amendment to the Collective Agreement, the Company shall grant employees "phantom options" with employee benefits which are identical to those afforded in the option plan.

6.
The Company shall pay employees of the Company a special, one-time performance bonus for 2010, in the amount of approximately NIS 52 million, which shall be paid in two equal installments in the salaries for January 2011 and January 2012.